Exhibit 16.1

Tel: 631-501-9600 Fax: 631-501-1885 www.bdo.com	401 Broadhollow Road, Suite 201 Melville, NY 11747

July 31, 2023

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on July 27, 2023, to be filed by our former client, Frequency Electronics, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, P.A., a Delaware professional service corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.